Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 23, 2009 by and between FGX International Inc., a Delaware corporation (“Seller”), and Crimzon Rose International, LLC, a Rhode Island limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller is currently engaged in the business of designing, marketing, selling and distributing costume jewelry to retailers (the “CJ Business”); and

WHEREAS, Seller desires to sell and Buyer desires to purchase certain of the assets and rights of the Seller that relate to the CJ Business (the “Sale”), subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

ARTICLE I

DEFINITIONS

1.1           Defined Terms.  As used in this Agreement, the following terms shall have the meanings specified or referred to below:

“Action” means any claim, action, suit or proceeding, arbitral action or governmental inquiry or other investigation.

“Affiliate” with reference to a specified Person, (a) any Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the specified Person, (b) any other Person that owns or controls 10% or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of such Person or any of its Affiliates, or (c) any director, partner, member, officer, manager, agent, employee or family member of such Person.  For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” has the meaning set forth in the introduction paragraph.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Business Day” a day other than a Saturday, Sunday or day on which commercial banks in Providence, Rhode Island are required or authorized to be closed for business.

“Buyer” has the meaning set forth in the introduction paragraph.

“Buyer Indemnified Parties” has the meaning set forth in Section 7.1(a).

“CJ Business” has the meaning set forth in the recitals.

“Closing” has the meaning set forth in Section 6.1.

“Closing Date” has the meaning set forth in Section 6.1

“Contracts” mean any contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, concession agreement, insurance policy, security interest, guaranty, binding commitment or other agreement or arrangement, whether written or oral.

“Confidential Information” has the meaning set forth in Section 5.2(a).

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).

“Law” means any federal, state, county or local statute, law, ordinance, regulation, rule, code, or rule of common law.

“Liability” means any indebtedness, obligation or other liability (whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise, or whether due or to become due), including any fine, penalty, judgment, award or settlement respecting any Action, damage, loss, claim or demand.

“Liens” has the meaning set forth in Section 3.3.

“Limitation Date” has the meaning set forth in Section 8.3.

“Losses” has the meaning set forth in Section 7.1(a).

“Material Adverse Effect” means any event, fact, circumstance or effect that, individually or in the aggregate with any other event, fact, circumstance or effect, is materially adverse to the business, assets, operation, condition (financial or otherwise) and results of operations of the CJ Business.

“Obsolete Products” means those costume jewelry products sold by Seller to CJ Business customers, which (i) are listed according to the applicable CJ Business customer by item number or SKU, customer cost and retail price on Schedule 1.1 or (ii) are recognizable by the unaided eye to be damaged.

“Person” means an individual, firm, partnership, association, unincorporated organization, trust, corporation, or any other entity, including, without limitation, a government or any department, agency or instrumentality thereof.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Related Documents” has the meaning set forth in Section 3.2(a).

“Sale” has the meaning set forth in the recitals.

“Samples” means those CJ Business products referenced in Schedule 2.1 under the category heading of “CJ Business Samples.”

“Seller” has the meaning set forth in the introduction paragraph.

“Seller Disclosure Schedule” has the meaning set forth in Article III.

“Seller Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental, regulatory or administrative entity or agency responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary or other group for any Taxable period and (C) any liability for the payment of any amounts of the type described in (A) or (B) as a result of any express or implied obligation to indemnify any other Person.

“Transfer Taxes” has the meaning set forth in Section 8.2.

“Transitional Purchase Orders” means Contracts for CJ Business products that Buyer and Seller mutually agree to be purchased by Seller prior to the date hereof.

1.2           Interpretation.  The following provisions shall govern the interpretation of this Agreement:

(a)           “Herein” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, Exhibit or Schedule.

(b)           Headings or captions are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)           Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing individuals shall include Persons and vice versa.

(d)           The calculation of time within which or following which any act is to be done or step is to be taken pursuant to this Agreement excludes the date which is the reference day in calculating such period.

(e)           Performance on holidays is not required hereunder.  Whenever anything is required to be done or any action is required to be taken hereunder on or by a day which is not a Business Day, then such thing may be validly done and such action may be validly taken on or by the next succeeding day that is a Business Day.

(f)            As used in this Agreement reference to dollar amounts, unless otherwise specifically indicated, shall mean the lawful money of the United States of America.

(g)           The terms “include”, “includes” and “including” mean including without limiting the generality of any description preceding such term, and, for purposes of this Agreement, the parties hereto agree that the rule of ejusdem generis shall not be applicable to limit a general statement, which is followed by or referable to an enumeration of specific matters, to matters similar to the matters specifically mentioned.

(h)           Except as otherwise indicated, all references in this Agreement to “Articles,” “Schedules,” “Sections” and “Exhibits” are intended to refer to Articles, Schedules, Sections and Exhibits to this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1           Purchase and Sale of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at Closing Seller shall convey, sell, transfer and assign to Buyer, and Buyer shall purchase from Seller, all right, title and interest in and to the assets, properties and rights set forth on Schedule 2.1 attached hereto (collectively referred to as the “Purchased Assets”).  All of the Purchased Assets shall be sold to Buyer free and clear of all Liens.

2.2           Purchase Price.  The purchase price to be paid at Closing by Buyer for the Purchased Assets, in addition to assumption of the Assumed Liabilities, shall be an amount equal to one hundred thousand dollars ($100,000.00) (the “Purchase Price”).

2.3           Assumed Liabilities.  Upon the terms and subject to the conditions set forth herein, at the Closing Buyer shall assume from Seller (and thereafter pay, perform, discharge or otherwise satisfy), the following liabilities and obligations of Seller which accrue and are to be performed from and after the Closing Date (collectively, the “Assumed Liabilities”):

(a)           all liabilities and obligations of Seller that accrue and are to be performed from and after the Closing Date under the Contracts listed on Schedule 2.3(a) attached hereto;

(b)           any and all credits payable to CJ Business customers following the Closing, including credits related to costume jewelry products sold by Seller to such customers prior to Closing, other than credits provided by Seller under Section 5.4 for Obsolete Products;

(c)           all Taxes related to the Purchased Assets and the CJ Business for the periods after the Closing Date; and

(d)           all liabilities and obligations related to Transitional Purchase Orders listed on Schedule 2.3(d) attached hereto.

2.4           Excluded Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume, or otherwise be responsible or liable for or obligated to perform, any liabilities or obligations of Seller, whether actual or contingent, accrued, matured or known or unknown, whether arising out of occurrences prior to, on or after the Closing Date (the “Excluded Liabilities”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof, except as set forth in the disclosure schedule attached hereto as Exhibit A (the “Seller Disclosure Schedule”).  Any reference in this Article III to an agreement being “enforceable” shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

3.1           Corporate Organization; Standing and Power.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

3.2           Authority.

(a)           Seller has all requisite corporate power and authority to enter into this Agreement and the agreements and documents relating hereto (the “Related Documents”) and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Related Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement and the Related Documents have been, or, as of Closing, will have been duly executed and delivered by Seller and constitute the valid and binding obligations of Seller enforceable against Seller in accordance with their terms.

(b)           The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any provision of the Certificate of Incorporation or Bylaws of Seller, as in effect on the date hereof.

3.3           Title to Property.  Seller has good and valid title to all of the Purchased Assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character (collectively, “Liens”).

3.4           Guaranteed Sales and Margin.  Seller has not guaranteed to any CJ Business customer that (i) a minimum number (or portion) of costume jewelry products purchased from Seller will be sold by such customer or (ii) the amount of revenues received by such customer from sales of the costume jewelry products sold by Seller will exceed, by any amount, the cost of such costume jewelry products to such customer.

3.5           Credits.  All account credits that Seller has issued to CJ Business customers that relate to the CJ Business have been either paid-in-full or fully offset against the accounts receivable Seller records for such customers.

3.6           Compliance with Laws.  Costume jewelry products previously sold by Seller complied in all material respects with all applicable Laws at the time of such sales, including without limitation the Laws governing the lead content of such costume jewelry products.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the Closing Date.

4.1           Organization and Standing.  Buyer is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Rhode Island and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

4.2           Authority.

(a)           Buyer has all requisite corporate power and authority to enter into this Agreement and the Related Documents and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the Related Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement and the Related Documents have been, or, as of the Closing, will have been, duly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms.

(b)           The execution and delivery of this Agreement and the Related Documents by Buyer do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any provision of the Articles of Organization or operating agreement of Buyer, as in effect on the date hereof, or any Contracts to which Buyer is a party, including without limitation any credit agreement, loan agreement or security agreement.

4.3           Employees.  On or prior to the date hereof Buyer has offered, in writing, employment to those employees of Seller set forth in Schedule 4.3 attached hereto.

ARTICLE V

COVENANTS

5.1           Operation of the CJ Business Post-Closing.  Notwithstanding Section 2.4 above, for a period of twelve (12) months commencing on the Closing Date, Buyer agrees to operate the CJ Business in substantially the manner operated by Seller prior to Closing, including without limitation issuing credits to CJ Business customers for damaged products, seasonal credits and holiday returns on substantially the same terms as issued by Seller prior to Closing, provided, however, Buyer shall have no obligation to continue to do business with a particular CJ Business customer if (i) such customer’s business or financial condition suffers a material adverse change or (ii) such customer, through no fault of Buyer, materially and adversely changes the business terms under which Seller and such customer conducted business prior to Closing.

5.2           Confidentiality.

(a)           Buyer shall, at all times, both during the term of this Agreement and thereafter, keep in confidence all of Seller’s financial information that Seller furnished or otherwise disclosed to Buyer prior to Closing (the “Confidential Information”); provided however, Buyer shall not have an obligation to keep in confidence such information that (i) was in the public domain at or subsequent to the time such information was communicated to Buyer by Seller through no fault of Buyer or (ii) was rightfully in Buyer’s possession free of any obligation of confidence at or subsequent to the time such information was communicated to Buyer by Seller. Buyer shall not use the Confidential Information other than as expressly permitted under the terms of this Agreement or by a separate written agreement with Seller.  Buyer shall take all reasonable steps to prevent unauthorized disclosure or use of the Confidential Information.  Buyer shall not disclose the Confidential Information to any Person other than its officers, employees, advisors and consultants who need access to such Confidential Information and who are under a legal obligation not to use or disclose the Confidential Information.  Buyer shall promptly give notice to Seller of any unauthorized use or disclosure of the Confidential Information.  Buyer agrees to assist Seller to remedy such unauthorized use or disclosure of the Confidential Information, which remedies shall include injunctive relief without the necessity of posting a bond or proving damages.  These obligations shall not apply to the extent that Confidential Information includes information which: (i) is approved for release by written authorization of Seller or (ii) is required to be disclosed by or pursuant to Law, regulation of a government agency or by a order of a court of competent jurisdiction; provided, however, that Buyer will use its best efforts to minimize such disclosure and will consult with and assist Seller in obtaining a protective order prior to such disclosure.

(b)           Seller shall, at all times, both during the term of this Agreement and thereafter, keep in confidence all of the financial information provided to Buyer prior to closing in connection with the Purchased Assets (“Purchased Assets Confidential Information”); provided however, Seller shall not have an obligation to keep in confidence such information that (i) was in the public domain at or subsequent to the time such information was communicated to Buyer through no fault of Seller or (ii) was rightfully in Seller’s possession free of any obligation of confidence at or subsequent to the time such information was communicated to Buyer. Seller shall not use the Purchased Assets Confidential Information other than as expressly permitted under the terms of this Agreement or by a separate written agreement with Buyer.  Seller shall take all reasonable steps to prevent unauthorized disclosure or use of the Purchased Assets Confidential Information.  Seller shall not disclose the Purchased Assets Confidential Information to any Person other than its officers, employees, advisors and consultants who need access to such Purchased Assets Confidential Information and who are under a legal obligation not to use or disclose the Purchased Assets Confidential Information.  Seller shall promptly give notice to Buyer of any unauthorized use or disclosure of the Purchased Assets Confidential Information.  Seller agrees to assist Buyer to remedy such unauthorized use or disclosure of the Purchased Assets Confidential Information, which remedies shall include injunctive relief without the necessity of posting a bond or proving damages.  These obligations shall not apply to the extent that Purchased Assets Confidential Information includes information which: (i) is approved for release by written authorization of Buyer or (ii) is required to be disclosed by or pursuant to Law, regulation of a government agency or by a order of a court of competent jurisdiction.

(c)           Buyer hereby acknowledges that Seller may have an obligation to publicly disclose this Agreement and the transactions contemplated by the Related Documents.  Buyer consents to such public disclosures by Buyer.

5.3           Product Samples.  Buyer acknowledges that the Samples have not been tested for lead or other chemicals in which the content in costume jewelry products are regulated by Law.  Consequently, Buyer agrees not to sell or distribute any Samples.  Buyer agrees to clearly label all samples “Not for Resale” prior to use.

5.4           Obsolete Products.  Seller shall use commercially reasonable efforts to discount, accept returns on and otherwise provide credits for Obsolete Products on retail display fixtures located in CJ Business customers’ retail stores within 120 days of the Closing Date.

5.5           VMI Product Count.  In the event Rite-Aid Corp. (“Rite-Aid”) authorizes Buyer to implement a vendor management inventory program for costume jewelry products, and at the written request of Buyer, Seller shall use commercially reasonable efforts to count the number of costume jewelry products (i) sold to Rite-Aid by Seller or Buyer and, (ii) at the time of such count, available for sale to retail customers by Rite-Aid.  Seller’s obligation under this Section 5.5 shall be limited to conducting one count at each Rite-Aid retail location that Seller services under the Customer Support Agreement between Seller and Buyer dated on or around the date of this Agreement, as may be amended from time to time.   Notwithstanding, Seller’s obligation under this Section 5.5 shall expire on March 1, 2011.

ARTICLE VI

CLOSING

6.1           Time and Place of Closing.  The Sale of the Purchased Assets shall be consummated (the “Closing”) at 10:00 a.m. ET at the offices of Edwards Angell Palmer & Dodge LLP, 2800 Financial Plaza, Providence, RI 02903 on the date of this Agreement (the “Closing Date”).

6.2           Buyer’s Closing Obligations.  The obligations of the Seller to effect this Agreement and the transactions contemplated hereby shall be subject to the fulfillment at or prior to Closing of each of the following conditions:

(a)           Seller shall have received at Closing $100,000 by federal funds wire transferred to an account designated in writing by Seller as payment of the Purchase Price; and

(b)           Seller shall have received the following documents executed by Buyer: (i) assumption agreement covering the liabilities assumed hereunder by Buyer pursuant to Section 2.3; (ii) a customer support agreement that sets forth the terms for which Seller will provide customer service support to CJ Business customers following Closing on behalf of Buyer; (iii) a patent assignment agreement in connection with Seller’s transfer of  a design patent for a finger ring display holder; and (iv) a trademark assignment agreement in connection with Seller’s transfer of certain marks related to the CJ Business.

6.3           Seller’s Closing Obligations.  The obligations of the Buyer to effect this Agreement and the transactions contemplated hereby shall be subject to the fulfillment at or prior to Closing of each of the following conditions:

(a)           Buyer shall have received the following documents executed by Seller: (i) a bill of sale for the Purchased Assets; (ii) a customer support agreement that sets forth the term in which Seller will provide customer service support to CJ Business customers following Closing on behalf of Buyer; (iii) a patent assignment agreement in connection with Seller’s transfer of  a design patent for a finger ring display holder; and (iv) a trademark assignment agreement in connection with Seller’s transfer of certain marks related to the CJ Business.

ARTICLE VII

INDEMNIFICATION

7.1           Indemnification by Seller.

(a)           Breach of Seller’s Warranties.  Seller agrees to indemnify, defend and hold harmless Buyer and its Affiliates and each of their respective officers, directors, employees, shareholders, partners, managers, members, agents and representatives and the successors and assigns of each (collectively, the “Buyer Indemnified Parties”) from and against and in respect of, and to reimburse and pay Buyer Indemnified Parties as incurred with respect to, any and all Liabilities (excluding consequential, incidental and punitive damages), costs and expenses (including reasonable attorneys’ fees and reasonable disbursements and costs of investigation in connection therewith) (collectively, “Losses”) resulting in an out-of-pocket payment to a third-party by any Buyer Indemnified Party that is not covered by insurance arising out of or relating to any breach by Seller of any representation and warranty of Seller set forth in Article III, subject to each of the terms, conditions and limitations set forth in this Article VII or Section 8.3.

(b)           Breach of Covenants.  Seller agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against and in respect of and to reimburse and pay the Buyer Indemnified Parties as incurred with respect to, any and all Losses assessed or sustained by or against any Buyer Indemnified Party arising out of or relating to failure by Seller to perform or comply with any covenant of Seller contained in this Agreement or in the Related Documents.

(c)           Excluded Liabilities.  Seller agrees to indemnify and hold harmless the Buyer Indemnified Parties from and against and in respect of and to reimburse and pay the Buyer Indemnified Parties as incurred with respect to, any and all Losses assessed or sustained by or against any Buyer Indemnified Party arising out of or relating to any of the Excluded Liabilities.

(d)           Limitation on Seller’s Indemnification. No Buyer Indemnified Party may recover any Losses unless and until the total amount of Losses exceeds $15,000, or with respect to a Loss or Losses under Section 5.4 exceeds $125,000, and the Buyer Indemnified Parties shall not be entitled to indemnification for Losses under Sections 7.1(a) and 7.1(b) hereof or under any Related Document to the extent that the aggregate amount of all such Losses incurred by all Buyer Indemnified Parties exceeds, on a cumulative basis, $125,000.  The limitations imposed by this Section 7.1(d) shall apply irrespective of the nature of the claim or Action, whether contract, tort, fraud or otherwise, but shall not apply to any claim for indemnification under Sections 5.4 or 7.1(c).

7.2           Indemnification by Buyer.

(a)           Breach of Buyer’s Warranties.  Buyer agrees to indemnify, defend and hold harmless Seller and its Affiliates and each of their respective officers, directors, employees, shareholders, partners, managers, members, agents and representatives and the successors and assigns of each (collectively “Seller Indemnified Parties”) from and against and in respect of, and to reimburse and pay the Seller Indemnified Parties as incurred with respect to, any and all Losses that are not covered by insurance arising out of or relating to any breach by Buyer of  any representation and warranty of Buyer set forth in Article IV, subject to each of the terms, conditions and limitations set forth in this Article VII and Section 8.3 hereof.

(b)           Breach of Covenants.  Buyer agrees to indemnify and hold harmless the Seller Indemnified Parties from and against and in respect of and to reimburse and pay the Seller Indemnified Parties as incurred with respect to, any and all Losses assessed, incurred or sustained by or against any Seller Indemnified Party arising out of or relating to failure by Buyer to perform or comply with any covenant of Buyer contained in this Agreement or the Related Documents.

(c)           Assumed Liabilities.  Buyer agrees to indemnify and hold harmless the Seller Indemnified Parties from and against and in respect of and to reimburse and pay the Seller Indemnified Parties as incurred with respect to, any and all Losses assessed, incurred or sustained by or against any Seller Indemnified Party arising out of or relating to any of the Assumed Liabilities.

7.3           Notice of Claim; Right to Defend.

(a)           The party seeking indemnification under this Article VII (the “Indemnified Party”) shall give to the other party (the “Indemnifying Party”) prompt written notice of any Action or event which the Indemnified Party believes may give rise to a claim for indemnification under this Article VII, provided, however, that the failure of the Indemnified Party to give such prompt written notice shall not affect the liability of the Indemnifying Party hereunder except to the extent that the rights of the Indemnifying Party to defend itself or to cure or mitigate the Losses are actually prejudiced thereby.  Thereafter, the Indemnified Party shall furnish to the Indemnifying Party, in reasonable detail, such information as it may have with respect to such Action or other event, including copies of any summons, complaint or other pleading which may have been served upon it or any written claim, demand, invoice, billing or other document evidencing or asserting the same.  Provided the Indemnifying Party, within ten (10) days after receipt of such written notice from the Indemnified Party, acknowledges in writing to the Indemnified Party the Indemnifying Party’s assumption of responsibility for defense and indemnification with respect to such Action, the Indemnifying Party shall have the right to assume defense of such Action through counsel reasonably acceptable to the Indemnified Party at the Indemnifying Party’s expense, and to contest or compromise such Action.  Upon such assumption of defense by the Indemnifying Party, the Indemnified Party shall cooperate with the Indemnifying Party in the Indemnifying Party’s conduct of such defense to the extent reasonably requested by the Indemnifying Party and at the Indemnifying Party’s expense and, so long as the Indemnifying Party is defending such Action, the Indemnified Party shall not settle or compromise the same.

(b)           Notwithstanding Section 7.3(a), (i) without the prior written consent of Buyer, Seller shall not be entitled to settle any Action the defense of which has been assumed by Seller unless (A) there is no admission of any violation of Law or any violation of the rights of any Person by the Buyer Indemnified Parties and no effect on any other claims that may be made against the Buyer Indemnified Parties or (B) the Losses to the Buyer Indemnified Parties are fully covered by the indemnities provided herein; and (ii) without the prior written consent of Seller, Buyer shall not be entitled to settle any Action the defense of which has been assumed by Buyer unless (A) there is no admission of any violation of Law or any violation of the rights of any Person by the Seller Indemnified Parties and no effect on any other claims that may be made against the Seller Indemnified Parties or (ii) the Losses to the Seller Indemnified Parties are fully covered by the indemnities provided herein.

7.4           Materiality Disregarded.  In determining the amount of any Losses, materiality qualifiers contained in any representation, warranty or covenant shall be disregarded.

7.5           Exclusivity.  Indemnification pursuant to this Article VII, subject to all of the terms, conditions and limitations provided in this Article VII, shall be the sole and exclusive remedy for money damages which Buyer or any other Person indemnifiable pursuant to Section 7.1 shall have against Seller or which Seller or any other Person indemnifiable pursuant to Section 7.2 shall have against Buyer with respect to any breach of this Agreement or any Related

Document, or with respect to any Loss for which indemnification is provided pursuant to this Article VII.

7.6           Tax Treatment of Indemnification Payments.  Buyer and Seller agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by Law.

ARTICLE VIII

GENERAL PROVISIONS

8.1           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial overnight delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following respective addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Buyer, to:

Crimzon Rose International, LLC

4 Warren Avenue

North Providence, RI 02911

Attention: Steven O’Neil

with a copy (which shall not constitute notice) to:

Wieck DeLuca & Gemma Incorporated

56 Pine Street, Suite 700

Providence, RI  02903

Attention: Robert Wieck

Fax: (401) 454-8755

(b)           if to Seller, to:

FGX International Inc.

500 George Washington Highway

Smithfield, RI 02197

Attention: Jeffrey J. Giguere, Executive Vice President and General Counsel

Fax: (401) 231-3818

with a copy (which shall not constitute notice) to:

Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
Attention:  Matthew C. Dallett
Fax:  (866) 955-8690

Notice shall be deemed effective upon the earlier of (a) actual receipt or (b) one business day following transmission by commercial overnight delivery services.

8.2           Sales and Use Taxes.  Buyer shall bear and pay, and shall promptly reimburse Seller and Seller’s affiliates for, any and all sales, use, excise or other similar taxes, charges and fees that may become due and payable as a result of the sale, transfer or delivery of the Purchased Assets (“Transfer Taxes”), whether levied on Buyer or Seller.  The parties hereto shall cooperate with each other and use commercially reasonable efforts to minimize the Transfer Taxes.

8.3           Survival of Representations and Warranties.  The representations and warranties of the respective parties, as set forth in this Agreement, shall survive the Closing until the nine (9) month anniversary of the Closing Date, provided that, the representation and warranty of Seller set forth in Section 3.6 shall survive the Closing for a period ending ninety (90) days after the expiration of the applicable statute of limitations (the last day of a relevant survival period being the “Limitation Date”), and provided, further, that a claim for breach of any such representation or warranty may be asserted after the Limitation Date, and such claim shall not be subject to any defense based on nonsurvival of such representation and warranty, if, but only if, written notice of such breach shall have been given on or before the Limitation Date in accordance with the terms of Section 7.3.  The covenants set forth in this Agreement and the Related Documents shall survive in accordance with their terms.

8.4           Specific Performance and Other Equitable Remedies.  Buyer and Seller each acknowledge that the obligations under this Agreement are special, unique and of extraordinary character, and that, in the event that any party breaches any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at Law.  The parties each agree, therefore, that in the event that either party breaches any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at Law or under this Agreement for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

8.5           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.6           Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Related Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including Seller Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) are not intended to confer upon any other Person any rights or remedies hereunder.

8.7           Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8           Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.9           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, except any such law that would render such choice of law ineffective.

8.10         Jurisdiction and Forum; Waiver of Jury Trial.

(a)           EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF RHODE ISLAND, OR THE UNITED STATES DISTRICT COURT FOR RHODE ISLAND, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HEREBY EXPRESSLY WAIVES ANY AND ALL RIGHTS TO BRING ANY SUIT, ACTION OR OTHER PROCEEDING IN OR BEFORE ANY COURT OR TRIBUNAL OTHER THAN THE COURTS DESCRIBED ABOVE AND COVENANTS THAT IT SHALL NOT SEEK IN ANY MANNER TO RESOLVE ANY DISPUTE OTHER THAN AS SET FORTH IN THIS SECTION 8.10 OR TO CHALLENGE OR SET ASIDE ANY DECISION, AWARD OR JUDGMENT OBTAINED IN ACCORDANCE WITH THE PROVISIONS HEREOF.

(b)           EACH OF THE PARTIES HERETO HEREBY EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS.  IN ADDITION, EACH OF THE PARTIES CONSENTS TO THE SERVICE OF PROCESS BY PERSONAL SERVICE OR ANY MANNER IN WHICH NOTICES MAY BE DELIVERED HEREUNDER IN ACCORDANCE WITH SECTION 8.1 OF THIS AGREEMENT.

(c)           Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby.  Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce such waiver, (ii) it understands and has considered the implications of such waiver, (iii) it makes such waiver voluntarily, and (iv) it has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.10(c).

8.11         Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.12         Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.13         Expenses of Transaction.  Seller shall pay in full all fees and expenses incurred by Seller in connection with this Agreement and the transactions contemplated hereby, and the liability for such fees and expenses shall not be transferred to or assumed by Buyer hereunder.  Buyer shall pay in full all fees and expenses incurred by Buyer in connection with this Agreement and the transaction contemplated hereby, and the liability for such fees and expenses shall not be transferred to or assumed by Seller hereunder.

8.14         Amendments; No Waiver.  No provision of this Agreement may be amended, modified or waived except in a writing signed and delivered by an authorized officer of each party to this Agreement.  Any waiver on the part of either party of any breach or any right or interest hereunder shall not imply the waiver of any subsequent breach or waiver of any other right or interest.

8.15         Limitation on Liability.  IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF THE PARTIES PURSUANT TO THIS AGREEMENT.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

FGX INTERNATIONAL INC.

By:	/s/ Anthony Di Paola
Name:	Anthony Di Paola
Title:	EVP & CFO

BUYER:

CRIMZON ROSE INTERNATIONAL, LLC

By:	/s/ Steven J. O’Neil
Name:	Steven J. O’Neil
Title:	CFO

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